貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07023357

SEC MAIL RECEIVED PROCESSING
MAY - 4 2007
WASH. D.C. 186 SECTION

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Washington, DC

May 2, 2007

Our ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 30, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling

Encl.

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

5/10

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on April 30, 2007

1. Form of Proxy for the Annual General Meeting to be Held on 15 June 2007 published by the Company, released on April 27, 2007.

2. Reply Slip published by the Company, released on April 27, 2007.

3. Circular of Notice of Annual General Meeting published by the Company, released on May 2, 2007.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Form of proxy for the Annual General Meeting to be held on 15 June 2007

I/We [(Note 1)] ____ of

____, being

the registered holder(s) of ____________________ domestic/H shares [(Note 2)] of RMB1.00 each in the share capital of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (the "Meeting") [(Note 3)] or ____ of

____

as my/our proxy to attend and act for me/us at the Meeting to be held at 9:00 a.m. on Friday, 15 June 2007 at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South), Shanghai, the People's Republic of China, for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice of the Meeting dated 30 April 2007 to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below. [(Note 4)]

	ORDINARY RESOLUTIONS	FOR [(Note 4)]	AGAINST [(Note 4)]	ABSTAIN [(Note 4)]
1.	To consider and approve the report of the board of directors of the Company (the "Board") for the year ended 31 December 2006.			
2.	To consider and approve the report of the supervisory committee of the Company (the "Supervisory Committee") for the year ended 31 December 2006.			
3.	To consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2006.			
4.	To consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2006 and to authorise the Board to distribute such dividend to its shareholders.			
5.	To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively to hold their respective office until the conclusion of the following annual general meeting of the Company and to ratify the determination of their respective remuneration by the audit committee of the Board.			
	SPECIAL RESOLUTION			
6.	To consider and, if thought fit, approve the granting of an unconditional general mandate to the Board to issue, allot and deal with shares in the additional capital of the Company, and to make or grant offers, agreements and options in respect thereof, as stated in the notice of the Meeting dated 30 April 2007.			
	OTHER BUSINESS			
7.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding 5 per cent or more of the Company's shares carrying the right to vote at such meeting.			

Date: ____________________ day of ____________________ 2007 Signed [(Note 5)]: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please delete as appropriate: Please insert in the blank the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (the "Meeting")" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.** Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the Company's member, the power of attorney authorising that attorney to sign or other authorisation document must be notarised
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members of the Company and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s)
7. To be valid, for holders of H shares, this form of proxy together with the power of attorney (if any) or other authorisation document under which it is signed (if any) or a notarially certified copy thereof, must be deposited to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-8, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the Meeting.
8. Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Meeting. Notes (1) to (6) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Joint Company Secretarial Office of the Company, 6th Floor, No 51, Guangdong Road, Shanghai, the PRC (post code 200002) not less than 24 hours before the time for holding the Meeting or any adjournment thereof in order for such documents to be valid
9. The proxy need not be a member of the Company but must attend the Meeting in person to represent you
10. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

REPLY SLIP

To: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")

I/We[1] ________________________ (English name): ________________________ of

____

(address as shown in the register of members) (telephone number(s)[2] : ________________________)

being the registered holder(s) of[3] ________________________ domestic/H[4] share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South), Shanghai, the People's Republic of China (the "PRC") (Post Code 200020) on Friday, 15 June 2007 at 9:00 a.m.

Date: ________________________ 2007

Signature(s): ________________________

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3) Please insert the number of shares registered under your name(s)

(4) Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Joint Company Secretarial Office at 6th Floor, 51 Guangdong Road, Shanghai, the PRC (Post code 200002) on or before Saturday, 26 May 2007 personally, by mail or by fax: (8621) 6321 7836.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2006 (the "AGM") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") will be held at 9:00 a.m. on Friday, 15 June 2007 at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South) Shanghai, the PRC (Postcode: 200020) Shanghai, the People's Republic of China (the "PRC") for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board (the "Board") of directors (the "Directors") of the Company for the year ended 31 December 2006;

2. to consider and approve the report of the supervisory committee of the Company (the "Supervisory Committee") for the year ended 31 December 2006;

3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2006;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2006 and to authorise the Board to distribute such dividend to its shareholders;

5. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting of the Company, and to ratify the determination of their respective remuneration by the audit committee of the Board;

by way of a special resolution:

6. to consider and, if thought fit, approve the following:

"THAT:

(1) there be granted to the Board an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this resolution; and

(c) the Board, will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company with par value of RMB1.00 each, which are subscribed for in Renminbi ("RMB") by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(A) the conclusion of the next annual general meeting of the Company following the passing of this resolution; or

(B) the expiration of the 12-month period following the passing of this resolution; or

(C) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board resolving to issue shares pursuant to sub-paragraph (1) of this resolution, the Board be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

Other business(es):

7. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding 5 per cent or more of the Company's shares carrying the right to vote at such meeting.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming Yuen Chin Yau
Joint Company Secretaries

Shanghai, the PRC
30 April 2007

Notes:

(A) Important: You should first review the annual report of the Company for the year 2006 before appointing a proxy. The annual report of the Company for the year 2006 will include the Report of the Directors for the year 2006, the Report of the Supervisory Committee for the year 2006 and the Financial Statements for the year 2006, for review by the shareholders of the Company. The annual report of the Company for the year 2006 is expected to be despatched to shareholders on or before 30 April 2007 to their addresses as shown in the register of members of the Company (the "Register of Members").

The Board has recommended a final dividend (inclusive of tax, where applicable) for the year ended 31 December 2006 of RMB2.6 cents per share and, if such relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company, it is expected to be paid on or about Friday, 29 June 2007 to those shareholders of the Company whose names appear on the Register of Members on Wednesday, 16 May 2007.

For the purpose of holding the AGM, the Register of Members will be closed from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Wednesday, 16 May 2007 are entitled to attend and vote at the AGM.

In order to attend the AGM and to qualify for the final dividend, holders of the Company's H shares shall lodge all transfer documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, not later than 4:00 p.m. on Tuesday, 15 May 2007.

The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares of the Company, who intend to attend the AGM, must complete the reply slips and return them to the Joint Company Secretarial Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Saturday, 26 May 2007.

Details of the Joint Company Secretarial Office of the Company are as follows:

6th Floor
No. 51, Guangdong Road
Shanghai
the People's Republic of China
200002

Tel: (86 21) 6326 4000
Fax: (86 21) 6321 7836

(C) Each holder of H shares of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–8, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Joint Company Secretarial Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his identity card and the form of proxy signed by the shareholder or his legal representative or his duly authorised attorney, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board or other authorities.

(H) Pursuant to Articles 8.18 to 8.20 of the articles of association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy;

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END